Pioneer Ibbotson Asset Allocation Series

Quarterly Report | April 30, 2010

Ticker Symbols:

<u>Class</u>	Conservative Allocation <u>Fund</u>	Moderate Allocation <u>Fund</u>	Growth Allocation <u>Fund</u>	Aggressive Allocation <u>Fund</u>
A	PIAVX	PIALX	GRAAX	PIAAX
B	PIBVX	PIBLX	GRABX	IALBX
C	PICVX	PIDCX	GRACX	IALCX
Y	IBBCX	IMOYX	IBGYX	IBAYX

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Shares		Value
	MUTUAL FUNDS —93.7%	
	PIONEER FUNDS*—93.7%	
1,451,297	Pioneer Bond Fund Class Y	$ 13,569,630
67,211	Pioneer Cullen Value Fund Class Y	1,158,041
121,044	Pioneer Disciplined Growth Fund Class Y	1,183,813
184,985	Pioneer Disciplined Value Fund Class Y	1,677,815
19,362	Pioneer Emerging Markets Fund Class Y	562,259
24,103	Pioneer Equity Income Fund Class Y	566,185
82,214	Pioneer Floating Rate Fund Class Y	563,166
73,340	Pioneer Fund Class Y	2,792,043
105,470	Pioneer Fundamental Growth Fund Class Y	1,163,336
236,309	Pioneer Global Equity Fund Class Y	2,235,479
336,189	Pioneer Global High Yield Fund Class Y	3,385,427
23,243	Pioneer Growth Opportunities Fund Class Y	604,784
174,410	Pioneer High Yield Fund Class Y	1,684,799
265	Pioneer Independence Fund Class Y	2,755
88,498	Pioneer International Value Fund Class Y	1,657,568
27,152	Pioneer Mid-Cap Value Fund Class Y	568,829
413	Pioneer Oak Ridge Large Cap Growth Fund Class Y	4,865
31,310	Pioneer Real Estate Shares Fund Class Y	597,091
191,051	Pioneer Research Fund Class Y	1,679,341
34,862	Pioneer Select Mid Cap Growth Fund Class Y	563,368
1,400,136	Pioneer Short Term Income Fund Class Y	13,553,313
315,178	Pioneer Strategic Income Fund Class Y	3,391,317
320	Pioneer Value Fund Class Y	3,643
	TOTAL INVESTMENTS IN SECURITIES—93.7%	
	(Cost $48,700,448) (a)	**$ 53,168,867**
	OTHER ASSETS AND LIABILITIES—6.3%	$ 3,596,955
	TOTAL NET ASSETS—100.0%	**$ 56,765,822**

* Affiliated funds managed by Pioneer Investment Management, Inc.

(a) At April 30, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $48,700,448 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 4,575,387
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(106,968)
Net unrealized gain	$ 4,468,419

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$53,168,867	$ -	$ -	$53,168,867
Total	$53,168,867	$ -	$ -	$53,168,867

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Shares		Value
	MUTUAL FUNDS —97.6%	
	PIONEER FUNDS*—97.6%	
3,720,614	Pioneer Bond Fund Class Y	$ 34,787,745
532,215	Pioneer Cullen Value Fund Class Y	9,170,058
688,087	Pioneer Disciplined Growth Fund Class Y	6,729,487
781,760	Pioneer Disciplined Value Fund Class Y	7,090,566
269,585	Pioneer Emerging Markets Fund Class Y	7,828,748
96,898	Pioneer Equity Income Fund Class Y	2,276,131
505,400	Pioneer Fund Class Y	19,240,573
822,628	Pioneer Fundamental Growth Fund Class Y	9,073,582
1,501,364	Pioneer Global Equity Fund Class Y	14,202,904
1,090,266	Pioneer Global High Yield Fund Class Y	10,978,983
730	Pioneer Government Income Fund Class Y	7,211
328,302	Pioneer Growth Opportunities Fund Class Y	8,542,412
288,016	Pioneer High Yield Fund Class Y	2,782,232
5,541	Pioneer Independence Fund Class Y	57,515
778,948	Pioneer International Value Fund Class Y	14,589,695
420,808	Pioneer Mid-Cap Value Fund Class Y	8,815,925
10,405	Pioneer Oak Ridge Large Cap Growth Fund Class Y	122,676
30,579	Pioneer Oak Ridge Small Cap Growth Fund Class Y	772,733
521,091	Pioneer Real Estate Shares Fund Class Y	9,937,201
1,029,208	Pioneer Research Fund Class Y	9,046,742
286,233	Pioneer Select Mid Cap Growth Fund Class Y	4,625,525
3,084,504	Pioneer Short Term Income Fund Class Y	29,857,996
407,391	Pioneer Strategic Income Fund Class Y	4,383,531
2,401	Pioneer Value Fund Class Y	27,322
	TOTAL INVESTMENTS IN SECURITIES— 97.6%	
	(Cost $196,565,924) (a)	**$ 214,947,493**
	OTHER ASSETS AND LIABILITIES—2.4%	$ 5,388,798
	TOTAL NET ASSETS—100.0%	**$ 220,336,291**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At April 30, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $196,565,924 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 19,044,309
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(662,740)
Net unrealized gain	$ 18,381,569

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$214,947,493	$ -	$ -	$214,947,493
Total	$214,947,493	$ -	$ -	$214,947,493

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Shares		Value
	MUTUAL FUNDS —100.0%	
	PIONEER FUNDS*—100.0%	
3,144,852	Pioneer Bond Fund Class Y	$ 29,404,366
642,161	Pioneer Cullen Value Fund Class Y	11,064,437
768,774	Pioneer Disciplined Growth Fund Class Y	7,518,609
763,145	Pioneer Disciplined Value Fund Class Y	6,921,725
418,982	Pioneer Emerging Markets Fund Class Y	12,167,223
283,371	Pioneer Equity Income Fund Class Y	6,656,395
480,977	Pioneer Fund Class Y	18,310,800
1,247,883	Pioneer Fundamental Growth Fund Class Y	13,764,155
1,837,290	Pioneer Global Equity Fund Class Y	17,380,763
599,724	Pioneer Global High Yield Fund Class Y	6,039,225
1,059	Pioneer Government Income Fund Class Y	10,461
421,597	Pioneer Growth Opportunities Fund Class Y	10,969,961
201,521	Pioneer High Yield Fund Class Y	1,946,696
32,264	Pioneer Independence Fund Class Y	334,902
932,967	Pioneer International Value Fund Class Y	17,474,477
707,327	Pioneer Mid-Cap Value Fund Class Y	14,818,492
45,915	Pioneer Oak Ridge Large Cap Growth Fund Class Y	541,332
21,910	Pioneer Oak Ridge Small Cap Growth Fund Class Y	553,658
663,482	Pioneer Real Estate Shares Fund Class Y	12,652,597
1,059,521	Pioneer Research Fund Class Y	9,313,187
286,061	Pioneer Select Mid Cap Growth Fund Class Y	4,622,749
1,559,030	Pioneer Short Term Income Fund Class Y	15,091,411
338,756	Pioneer Strategic Income Fund Class Y	3,645,011
38,562	Pioneer Value Fund Class Y	438,835
	TOTAL INVESTMENTS IN SECURITIES— 100.0%	
	(Cost $201,822,750) (a)	**$ 221,641,467**
	OTHER ASSETS AND LIABILITIES—0.0–%	$ (19,937)
	TOTAL NET ASSETS—100.0%	**$ 221,621,530**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At April 30, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $201,822,750 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$	22,892,863
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value		(3,074,146)
Net unrealized gain	$	19,818,717

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$221,641,467	$ -	$ -	$221,641,467
Total	$221,641,467	$ -	$ -	$221,641,467

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.9%	
	PIONEER FUNDS*—99.9%	
1,279,484	Pioneer Bond Fund Class Y	$ 11,963,173
405,697	Pioneer Cullen Value Fund Class Y	6,990,151
471,263	Pioneer Disciplined Growth Fund Class Y	4,608,955
461,769	Pioneer Disciplined Value Fund Class Y	4,188,244
303,459	Pioneer Emerging Markets Fund Class Y	8,812,448
166,834	Pioneer Equity Income Fund Class Y	3,918,942
315,642	Pioneer Fund Class Y	12,016,502
723,294	Pioneer Fundamental Growth Fund Class Y	7,977,936
1,434,673	Pioneer Global Equity Fund Class Y	13,572,002
370,955	Pioneer Growth Opportunities Fund Class Y	9,652,242
11,052	Pioneer High Yield Fund Class Y	106,767
6,944	Pioneer Independence Fund Class Y	72,077
808,269	Pioneer International Value Fund Class Y	15,138,887
568,546	Pioneer Mid-Cap Value Fund Class Y	11,911,033
21,464	Pioneer Oak Ridge Large Cap Growth Fund Class Y	253,058
9,167	Pioneer Oak Ridge Small Cap Growth Fund Class Y	231,639
558,763	Pioneer Real Estate Shares Fund Class Y	10,655,616
635,035	Pioneer Research Fund Class Y	5,581,958
264,596	Pioneer Select Mid Cap Growth Fund Class Y	4,275,870
199,841	Pioneer Strategic Income Fund Class Y	2,150,290
6,307	Pioneer Value Fund Class Y	71,773
	TOTAL INVESTMENTS IN SECURITIES— 99.9%	
	(Cost $119,634,974) (a)	**$ 134,149,563**
	OTHER ASSETS AND LIABILITIES—0.1%	$ 151,403
	TOTAL NET ASSETS—100.0%	**$ 134,300,966**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At April 30, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $119,634,974 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 15,857,000
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(1,342,411)
Net unrealized gain	$ 14,514,589

Schedule of Investments | 4/30/10 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$134,149,563	$ -	$ -	$134,149,563
Total	$134,149,563	$ -	$ -	$134,149,563